Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2010
Earnings:
Income before income taxes	$139,798	$136,400
Add:
Fixed charges	71,045	56,955
Amortization of interest, net of capitalized interest	(451)	(66)
Other	64	66

Earnings available for fixed charges (a)	$210,455	$193,355

Fixed charges:
Interest expense	$53,023	$45,691
Capitalized interest and tax interest	748	237
One third of rental expense (1)	17,274	11,027

Total fixed charges (b)	$71,045	$56,955

Ratio of earnings to fixed charges (a/b)	2.96	3.39

(1)	Considered to be representative of interest factor in rental expense.